Exhibit 99.PROXY POL

YIELDSTREET PRISM FUND INC.

PROXY VOTING POLICY AND PROCEDURES

Adopted as of October 8, 2019

YieldStreet Prism Fund Inc. has delegated its proxy voting responsibility to its investment adviser, YieldStreet Management, LLC (the “Adviser”). The Proxy Voting Policies and Procedures of the Adviser are set forth below. (The guidelines are reviewed periodically by the Adviser and our non-interested directors, and, accordingly, are subject to change. For purposes of these Proxy Voting Policies and Procedures described below, “Firm” refers to the Adviser, “Firm Personnel” refers to employees and officers of the Adviser, “Funds” refers to pooled investment vehicles currently managed and/or advised by the Adviser or that may in the future be managed and/or advised by the Adviser (including the Company), “Fund Investors” refers to limited partners, members and shareholders of the Funds, as the case may be, or the holders of debt issued by the Funds (including the shareholders of the Company), “Clients” refers to the Adviser’s clients, including the Funds (including the Company), “Principals” refers to Mr. Mehere and Mr. Weisz, collectively and “CCO” refers to the chief compliance officer of the Adviser.)

A.	Proxy Voting Policies

1.	Voting Guidelines

The Firm shall vote proxies related to securities held by the Funds, if any, in a manner that is in the best interest of the Funds. The Firm shall consider only those factors that relate to the Funds’ investment, including how its vote will economically impact (short-term and long-term) and otherwise affect the value of the Funds’ investment.

The Firm realizes that there are many complexities to proxy votes, and the Firm will submit votes for or against a proposal, recommendation, or amendment after making a determination that such vote is in the best interests of the Funds.

In voting on any issue, the Firm and Firm Personnel shall vote in a prudent and timely fashion, and only after evaluating the issue(s) presented in connection with the vote.

Because proxy issues and the circumstances of individual companies are so varied, there may be instances when the Firm may not vote at all on a presented proposal, or may not vote in strict adherence to these guidelines.

2.	Conflicts of Interest

In exercising its voting discretion, the Firm and Firm Personnel shall avoid any direct or indirect conflict of interest raised by such voting decision. The Firm will follow the procedures discussed below in Sections B (4) through (6) if any substantive aspect or foreseeable result of the subject matter to be voted upon raises an actual or potential conflict of interest.

The Firm shall keep certain records required by applicable law in connection with its proxy voting activities for the Funds and shall provide proxy-voting information to Clients upon their written or oral request.

Consistent with Rule 206(4)-6 under the Advisers Act, the Firm shall take reasonable measures to inform Fund Investors of (1) its proxy voting policies and procedures; and (2) the process or procedures the Fund Investors must follow to obtain information regarding how the Firm voted with respect to a Fund’s assets.

B.	Proxy Voting Procedures

1.	The Principals shall be responsible for voting the proxies related to the Funds’ accounts.

2.	Prior to voting, the Principals will verify whether the voting power is subject to any restrictions or guidelines issued by the Funds (or in the case of an employee benefit plan, the plan’s trustee or other fiduciaries) and if so, the Firm will vote in accordance with such guidelines.

3.	Prior to voting, the Principals will determine whether an actual or potential conflict of interest exists in connection with the subject proposal(s) to be voted upon. The determination regarding the presence of any actual or potential conflict of interest shall be reviewed and signed off on by the CCO.

4.	If an actual or potential conflict is found to exist, the Firm shall engage a reputable non-interested party to independently review the Firm’s vote recommendation and to confirm that the Firm’s vote recommendation is in the best interest of the Funds under the circumstances. If the independent non-interested party determines that the Firm’s vote recommendation is not in the best interest of the Funds under the circumstances, then the Firm shall vote in the manner suggested by such independent non-interested party. With respect to the Funds, an advisory committee may serve in the capacity as the reputable non-interested party and conduct the review described above, so long as no member of the advisory committee that participates in such review is subject to the actual or potential conflict.

5.	After consulting with outside counsel to the extent necessary, the Principals will promptly vote proxies received in a manner consistent with the Proxy Voting Policies and Procedures stated above and guidelines (if any) issued by a Client (or in the case of an employee benefit plan, the plan’s trustee or other fiduciaries if such guidelines are consistent with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)).

6.	Consistent with Rule 204-2(c)(2) under the Advisers Act, the CCO should receive, and shall retain, the following:

i.	a copy of the proxy proposal received (unless retained by a third party for the benefit of the Firm);

ii.	a record of the vote cast (unless this record is retained by a third party for the benefit of the Firm and the third party is able to promptly provide the Firm with a copy of the voting record upon its request);

iii.	a copy of any document created by the Firm or Firm Personnel that was material in making the decision on how to vote the subject proxy or that memorializes the basis for that decision; and

iv.	a copy of each written Client request for information on how the Firm voted proxies on behalf of the Funds, and a copy of any written response by the Firm to any (written or oral) Client request for information on how the Firm voted proxies on behalf of the Funds.

The above copies and records shall be retained in the Client’s file for a period of not less than five (5) years (or in the case of an employee benefit plan, not less than six (6) years), which shall be maintained at the appropriate office of the Firm.

7.	Periodically, but no less than annually, the Firm will:

i.	To the extent applicable, verify that all annual proxies for the securities held in the Funds’ accounts have been received;

ii.	verify that each proxy received has been voted in a manner consistent with the Proxy Voting Policies and Procedures and the guidelines (if any) issued by the Funds (or in the case of an employee benefit plan, the plan’s trustee or other fiduciaries); and

iii.	review the Firm’s files to verify that records of the voting of the proxies have been properly maintained.